FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 16, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated April 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date:	April 16, 2008	By:	/s/ Marc Beuls
			Name:	Marc Beuls
			Title:	President and Chief Executive Officer

By:	/s/ David Sach
	Name:	David Sach
	Title:	Chief Financial Officer

Item 1
Millicom
International
Cellular S.A.

NOTICE OF FIRST QUARTER  2008 RESULTS AND
CONFERENCE CALL

N.B. Please note amended day of announcement

TUESDAY, 22 APRIL 2008
09.00 AM (New York) / 2.00 PM (London) / 3.00 PM (Stockholm)

Hosts:

Marc Beuls – President and Chief Executive Officer

David Sach – Chief Financial Officer

Millicom International Cellular S.A. will announce its financial results for the First Quarter of 2008 on Tuesday, 22 April 2008 at 07.00 AM (New York) / 12.00 PM (London) / 1.00 PM (Stockholm).

The company will host a conference call for the global financial community at 09.00 AM (New York) / 2.00 PM (London) / 3.00 PM (Stockholm).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com

To participate in the conference call, please register at:

www.sharedvalue.net/millicom/Q108

The dial-in number and passcode to join the conference call will be available upon registration.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 287 million people.